Exhibit 99.1

SIYATA MOBILE INC.

Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian Dollars)

As at and for the three and six months ended June 30, 2020 and 2019

Siyata Mobile Inc.

(the “Company” or “Siyata”)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three and six months ended June 30, 2020

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDTED FINANCIAL STATEMENTS

The Management of the Company is responsible for the preparation of the accompanying unaudited consolidated interim financial statements. The unaudited consolidated interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of consolidated interim financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s auditor has not performed a review of these consolidated interim financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

2

Siyata Mobile Inc.

Consolidated Interim Statements of Financial Position

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

For the period ended June 30, 2020 and for the year ended December 31, 2020

	June 30, 2020	December 31, 2019
ASSETS
Current
Cash	$649,076	$3,465,371
Trade and Other Receivables (Note 4)	4,249,822	1,943,828
Prepaid expenses	524,433	329,234
Inventory (Note 5)	4,005,317	4,400,623
Advance to suppliers	763,985	847,198
	10,192,633	10,986,254
Right of Use Assets (Note 6)	220,927	266,830
Loan to Director (Note 19)	292,371	260,400
Equipment	59,193	51,750
Intangible assets (Note 7)	9,116,480	8,423,294
Goodwill	1,022,269	1,022,269
Total assets	$20,903,873	$21,010,797

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank Loan (Note 9)	$1,254,161	$42,230
Accounts payable and accrued liabilities	3,137,055	2,565,802
Due to Related Party (Note 19)	125,507	100,079
Lease Obligations (Note 8)	77,251	151,437
Current portion of Convertible Debenture (Note 11)	1,493,971	1,364,055
Current portion of long term debt (Note 10)	68,000	58,000
	6,155,945	4,281,603
Lease Obligation (Note 8)	217,963	101,582
Other payables	100,483	173,044
Convertible Debenture (Note 11)	5,709,659	5,272,252
Long Term Debt (Note 10)	104,000	138,000
	6,132,105	5,684,878
Total Liabilities	12,288,050	9,966,481
Shareholders’ equity
Share capital (Note 12)	37,421,168	37,346,168
Reserves	6,901,386	6,602,751
Accumulated other comprehensive income (loss)	(488,398)	(125,084)
Deficit	(35,218,333)	(32,779,519)
	8,615,823	11,044,316
Total liabilities and shareholders’ equity	$20,903,873	$21,010,797

Nature of operations and going concern (Note 1)

Subsequent events (Note 23)

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Approved on October 13, 2020 on behalf of the Board:

“Michael Kron”	“Marc Seelenfreund”
Michael Kron – Director	Marc Seelenfreund - Director

3

Siyata Mobile Inc.

Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

For the three and six months ended June 30, 2020 and 2019

	For the six months ended June 30,		For the three months ended June 30,
	2020	2019	2020	2019

Revenue	6,016,251	$5,040,400	2,953,539	$2,004,157
Cost of Sales (Note 13)	(4,048,667)	(3,659,160)	(1,978,296)	(1,472,301)
Gross profit	1,964,584	1,381,240	975,243	531,856

EXPENSES			-
Amortization and Depreciation (Note 8)	856,482	492,627	421,573	243,564
Selling and marketing (Note 14)	2,110,268	2,705,796	1,043,774	1,429,112
General and administrative (Note 15)	1,225,369	1,016,987	682,295	514,955
Share-based payments (Note 12)	212,606	1,070,858	85,688	374,292
Total Operating Expenses	(4,404,725)	(5,286,268)	(2,233,330)	2,561,923

Net operating loss	(2,437,141)	(3,905,028)	(1,258,087)	(2,030,067)

OTHER EXPENSES
Finance expense (income)	1,244,867	514,759	664,613	250,400
Foreign exchange	(1,243,194)	113,030	(1,053,672)	96,909
Accretion and change in value of future purchase consideration	-	30,000	-	30,000
Total other expenses	1,673	657,789	(389,059)	377,309
Net loss for the period	(2,438,814)	(4,566,941)	(869,028)	(2,407,376)

Other comprehensive income (loss)
Translation Adjustment	(363,314)	(357,869)	(1,493,175)	(214,051)

Comprehensive loss for the period	(2,802,128)	(4,924,810)	(2,362,203)	(2,621,427)

Weighted Average Shares	863,816	769,219	863,854	80,147

Basic and diluted loss per share	($2.82)	($6.40)	($1.01)	($3.00)

See Subsequent Events note 23, that the Company had a reverse stock split of 1 to 145 common shares effective September 25, 2020. The number of shares above reflect the retroactive reverse split.

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

4

Siyata Mobile Inc.

Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

For the six months ended June 30, 2020 and for the year ended December 31, 2019

	Number of Common Shares	Share Capital Amount	Reserves	Accumulated other comprehensive Income (loss)	Deficit	Total Shareholders’ Equity

Balance, December 31, 2018	103,718,505	27,638,100	3,750,999	260,137	(22,619,168)	$9,030,068
Exercise of Warrants	11,725,490	5,862,745	-	-	-	5,862,745
Shares issued on acquisition of Signifi	1,000,000	460,000	-	-	-	460,000
Exercise of agents’ options	821,896	458,885	(130,128)	-	-	328,757
Non-brokered private placement	7,500,000	3,000,000	-	-	-	3,000,000
Share Issuance costs on capital raise		(243,379)		-		(243,379)
Shares issued as agent compensation for debenture	481,928	154,217	-	-	-	154,217
Expiry of agent’s options	-	15,600	(15,600)	-	-	-
Equity portion of the debenture bifurcated	-	-	578,903	-	-	578,903
Issuance of agents’ warrants	-	-	61,407	-	-	61,407
Issuance of warrants to debentureholders	-	-	866,857	-	-	866,857
Share based payments	-	-	1,490,313	-	-	1,490,313
Translation adjustment	-	-	-	(385,221)	-	(385,221)
Loss for the period	-	-	-	-	(10,160,351)	(10,160,351)
Balance, December 31, 2019	125,247,819	$37,346,168	$6,602,751	$(125,084)	$(32,779,519)	$11,044,316
Equity portion of the debenture bifurcated			86,029			86,029
Share based payments			212,606			212,606
Share issuance on conversion of convertible debt	166,666	75,000				75,000
Translation adjustment				(363,314)		(363,314)
Loss for the period					(2,438,814)	(2,438,814)
Balance, June 30, 2020	125,414,485	37,421,168	6,901,386	(488,398)	(35,318,333)	8,615,823

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

5

Siyata Mobile Inc.

Consolidated Interim Statements of Cash Flows

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

For the six months ended June 30, 2020 and 2019

	2020	2019

Cash provided by / (used for):

Operating activities:
Net loss for the period	$(2,438,814)	$(4,566,941)
Items not affecting cash:
Amortization and depreciation	856,482	492,627
Accretion and change in value of future purchase consideration	-	30,000
Accretion of convertible debentures included in finance expense	573,327	206,700
Lease liability finance expense accretion	15,413	-
Share-based payments	212,606	1,070,858
Net change in non-cash working capital items:
Trade and other receivables, prepaids, and advances to suppliers	(2,338,618)	(761,516)
Inventory	545,416	362,923
Accounts payable and accrued liabilities	411,757	(2,016,484)
Due to/from related party	21,812	(135,766)
Net cash used in operating activities	(2,140,619)	(5,317,599)

Investing activities:
Acquisition of equipment	(6,452)	(2,935)
Loan to Director	-	(262,000)
Development costs included in intangible assets	(1,127,130)	(1,992,028)
Net cash used in investing activities	(1,133,582)	(2,256,963)

Financing activities:
Proceeds of bank loan	1,211,931	-
Share Issue Costs	-	(210,307)
Exercise of Warrants	-	5,862,745
Exercise of agent’s options	-	328,758
Proceeds of debentures from refinancing	135,000	-
Repayment of loans	(24,000)	(6,000)
Lease payments	(42,792)	-
Net cash from financing activities	1,280,139	5,975,196

Effect of foreign exchange on cash	(822,233)	30,860
Change in cash for the period	(2,816,295)	(1,568,506)
Cash, beginning of period	3,465,371	2,420,205
Cash, end of period	649,076	851,699

Supplemental disclosure with respect to cash flows (Note 22)

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

6

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on Tier 1 of the TSX Venture Exchange (“TSX-V”) under the symbol SIM. As at December 31, 2019, the Company’s principal activity is the sale of vehicle mounted, cellular based communications platforms over advanced 4G mobile networks. The corporate office of the Company is located at 1001 Lenoir Street Suite A-414, Montreal, Quebec, Canada H4C-2Z6, and the registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

On June 7, 2016, the Company acquired all of the issued and outstanding shares of Signifi Mobile Inc. (“Signifi”).

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $3,029,075 during the six months ended June 30, 2020 (six months ended June 30, 2019- ($4,566,941) and, as of that date, the Company’s total deficit was $35,808,594. The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties, along with those discussed in Note 23(a), may cast significant doubt on the Company’s ability to continue as a going concern.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of consolidation and presentation

These consolidated interim financial statements of the Company have been prepared on the historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated interim financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These consolidated interim financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated interim financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

7

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

2.	BASIS OF PREPARATION (cont’d)

Basis of consolidation and presentation (cont’d)

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%

These consolidated interim financial statements of the Company are presented in Canadian dollars, which is the functional currency of the Company.

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the Canadian dollar which is also the functional currency of all its subsidiaries except Siyata Mobile Israel Ltd. which is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the Canadian dollar are translated into Canadian dollars at period end exchange rates. Income and expenses, and cash flows are translated into Canadian dollars using the average exchange rate. Exchange differences resulting from the translation of United States operations are recognized in other comprehensive income (loss) and accumulated in equity.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of loss and comprehensive loss.

Use of estimates and judgements

The preparation of the consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

8

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

9

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss, or as a change to other comprehensive income (“OCI”). If the contingent consideration is not within the scope of IAS 39, it is measured at fair value in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

●	Contingent consideration from an asset acquisition is recognized when: the conditions associated with the contingency are met; the Company has a present legal or constructive obligation that can be estimated reliably; and it is probably that an outflow of economic benefits will be required to settle the obligation.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the Canadian dollar with the exception of Siyata Mobile Israel Ltd. which has the functional currency of the US dollar. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

●	Going concern – As disclosed in Note 1 to the consolidated interim financial statements.

10

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Impairment of long lived assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(b)	Impairment of long lived assets (cont’d)

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

(c)	Intangible assets

i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Siyata has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred. In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

11

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(c)	Intangible assets (cont’d)

ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iii)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its estimated residual value.

Amortization is recognized in profit or loss on a straight line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 7 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of the intangibles asset are made by management and any changes in useful life are reflected prospectively.

Internally generated intangible assets are not systematically amortized as long as they are not available for use (i.e. they have not completed certifications and/or are in working condition for their intended use). Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

(d)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree’s identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. Acquisition-related costs are recognized in earnings as incurred. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

(e)	Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortization but is tested for impairment annually.

12

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(f)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completing and selling expenses.

(g)	Revenues

Revenue from the sale of goods, in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement), that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For sales on products in Israel, transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

(h)	Financial Instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive.

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its cash and trade and other receivables at amortized cost.

13

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(h)	Financials Instruments (cont’d)

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL.

The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its bank loan, accounts payable and accrued liabilities, due to related party, convertible debentures and long term debt as other financial liabilities and carried on the balance sheet at amortized cost. Future purchase consideration is classified as FVTPL.

As at June 30, 2020, the Company does not have any derivative financial liabilities.

(i)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive. The weighted average number of shares is retroactively changed to reflect the 1-to-145 reverse stock split that occurred on September 25, 2020,

14

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)	Share-based payments

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the option is reclassified from share-based payment reserve to share capital.

In situations where equity instruments are issued to non-employees and some or all of the services received by the entity as consideration cannot be specifically identified, they are all measured at the fair value of the share-based payment, otherwise, share-based payments are measured at the fair value of the services received.

The fair value is measured at grant date at each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in profit or loss as interest expense from discounting obligations.

(k)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable operations, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

15

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)	Income taxes (cont’d)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)	Deferred charges

Costs directly identifiable with the raising of capital will be charged against the related capital stock.  Costs related to shares not yet issued are recorded as deferred financing costs.  These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

(m)	New accounting pronouncements

The following new accounting policies were adopted by the Company during the year ended December 31, 2019:

As of January 1, 2019, the Company adopted the following new accounting standards and interpretations on a modified retrospective approach:

IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”), specifies how to recognize, measure, present, and disclose leases. The standard provides a single-lessee accounting model, requiring lessees to recognize a right-of-use asset representing its right to use the underlying asset and a liability representing its obligation to make lease payments (“lease obligation”), for all leases unless the Company elects to exclude leases when the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17, Leases (“IAS 17”). The Company’s accounting policy under IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company adopted IFRS 16 using the modified retrospective approach and therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 to determine whether an arrangement contains a lease.

16

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(m)	New accounting pronouncements (cont’d)

The Company as a lessee

The Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Current office and car lease terms range from 6 months to 22 months. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

17

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(m)	New accounting pronouncements (cont’d)

Effective January 1, 2019 (date of initial application), the Company adopted IFRS 16 using the modified retrospective transition approach. Accordingly, comparative figures as at and for the year ended December 31, 2018 have not been restated and continue to be reported under IAS 17 and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).

The Company has elected to apply the practical expedient to grandfather the assessment of which transactions are leases on the date of initial application, as previously assessed under IAS 17 and IFRIC 4. The Company applied the definition of a lease under IFRS 16 to contracts entered into or modified on or after January 1, 2019.

At transition, the Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17: applied a single discount rate to a portfolio of leases with similar characteristics; recognition exemption of short-term leases; recognition exemption of low-value leases; and used hindsight when determining the lease term if the contract contained options to extend or terminate the lease.

When applying the modified retrospective transition approach, for leases previously classified as operating leases under IAS 17 and IFRIC 4, on initial application, a lessee is permitted to measure the ROU asset, on a lease-by-lease basis, using one of two methods: (1) as if IFRS 16 had always been applied, using the incremental borrowing rate at the date of initial application; or (2) at an amount equal to the lease liability (subject to certain adjustments). For all leases, the Company applied the second method and recognized the ROU assets based on the corresponding lease liability. As at January 1, 2019, the Company recorded lease obligations of $407,776 and ROU assets of $407,776. When measuring lease liabilities, the Company discounted future lease payments using its incremental borrowing rate as at January 1, 2019. The weighted-average rate applied was 7.5%. During the year ended December 31, 2019, the Company recorded $147,946 of depreciation of ROU assets, and $14,827 of interest accretion on discounted lease obligations as a result of the adoption of IFRS 16.

The following table reconciles the Company’s operating lease commitments as at December 31, 2018, as previously disclosed in the Company’s annual audited consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 on January 1, 2019:

As at January 1, 2019	Previously Reported under IAS 17		IFRS 16 Transition Adjustments	As report under IFRS 16
Right of use Assets	$	Nil	$407,776	$407,776
Lease Obligation	$	Nil	$407,776	$407,776

18

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

4.	TRADE AND OTHER RECEIVABLES

	June 30, 2020	December 31, 2019
Trade receivables	$4,006,656	$1,510,915
Taxes receivable	235,526	144,150
Other receivables	6,640	288,763
Total	$4,249,822	$1,943,828

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customer.

SMI incurs a financing charge of 3.1% – 3.5% on advances received and is subject to certain covenants.

The 80-85% received upfront remains a liability from SMI to the funding entity until final settlement, however all such balances are fully insured in case of non-payment. As SMI has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, trade receivables are presented net of the liability for amounts advanced. As at June 30, 2020 the total offset for amounts extended by the funding entity was $2,937,000 (December 31, 2019 - $2,455,000).

As part of its financing facility, TD Bank has a lien on certain assets including trade and other receivables of Signifi Mobile Inc. in the amount of up to $4,000,000.

5.	INVENTORY

	June 30, 2020	December 31, 2019
Finished products	$2,963,593	$3,584,263
Accessories and spare parts	1,041,724	816,360
Total	$4,005,317	$4,400,623

6.	RIGHT OF USE ASSETS

	Office	Vehicle	Total
Balance Jan 1, 2019	-	-	-
Addition in the year	100,134	307,642	407,776
Translation adjustment	-	(4,000)	(4,000)
Amortization in the year	(57,908)	(79,038)	(136,946)
Balance December 31, 2019	42,226	224,604	266,830

Addition in the period	-	37,456	37,456
Translation adjustment	-	(7,727)	(7,727)
Amortization in the period	(42,226)	(33,406)	(75,632)

Balance June 30, 2020	-	220,927	220,927

19

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

7.	INTANGIBLE ASSETS

	Development Costs	Uniden License	E-Wave License	Total

Cost:
Balance at December 31, 2018	9,484,962	148,592	1,681,959	11,315,513
Additions	2,757,875	-	-	2,757,875
Translation adjustment	(423,432)	-	-	(423,432)
Balance at December 31, 2019	11,819,405	148,592	1,681,959	13,649,956
Additions	1,127,130	-	-	1,127,130
Translation adjustment	552,756	-	-	552,756
Balance at June 30, 2020	13,499,291	148,592	1,681,959	15,329,842

Accumulated Amortization:
Balance at December 31, 2018	3,336,380	69,621	420,490	3,826,491
Additions	950,383	27,320	420,492	1,398,195
Impairment	-	-	147,977	147,977
Translation adjustment	(146,001)	-	-	(146,001)
Balance at December 31, 2019	4,140,762	96,941	988,959	5,226,662
Additions	595,190	13,660	172,000	780,850
Impairment	-	-		-
Translation adjustment	205,850	-	-	205,850
Balance at June 30, 2020	4,941,802	110,601	1,160,959	6,213,362

Net Book Value:
Balance at December 31, 2019	$7,678,643	$51,651	$693,000	$8,423,294
Balance at June 30, 2020	$8,557,489	$37,991	$521,000	$9,116,480

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38.

On an annual basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

The Company engaged a third-party valuator to determine the recoverable amount of the development costs. The recoverable amount was equal or in excess to the carrying amount and therefore no impairment was taken on development costs in 2019 (2018 - $1,954,000 impairment on legacy 3G products due to obsolescence, the majority of sales moving forwards would be 4G technology).

20

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

7.	INTANGIBLE ASSETS (cont’d)

Development Costs (cont’d)

As part of the valuation process, the Company reduced the estimated useful life of certain products. This was considered to be a change in estimate and applied prospectively. As follows:

Intangible Asset	Useful Economic Life 2018	Useful Economic Life 2019	Amortization Method
4G Devices	7 years	5 - 6 years	Straight line
3G Devices	11 years	5 years	Straight line

During the six month ended June 30, 2020 there were no developments costs that were recorded in the profit and loss.

During the year ended December 31, 2019 the Company incurred $1,005,000 (2018 - $Nil) product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss. The product development costs recorded were for the following products: UR-7 $285,000, CP-100 $101,000 and UR-5 $619,000.

Uniden License

During 2016, the Company acquired a license agreement with Uniden America Corporation (“Uniden”). The agreement provides for the Company to use the trademark “Uniden”, along with associated designs and trade dress to distribute, market and sell its cellular signal booster and accessories during its term.  The agreement includes renewal options up to December 31, 2022 and is subject to certain minimum royalties.  The license agreement is amortized on a straight-line basis over its five year term. Based on the valuation report, the Company has determined that there is no impairment in the year.

E-Wave License

On an annual basis, the Company assesses its E-Wave License for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount. Indicators of impairment relating to the E-Wave License included a decline in demand for the products in the exclusive license agreement.

The Company engaged a third-party valuator to determine the recoverable amount of the E-Wave License, which was completed using value in use (“VIU”).

Value in use is an estimate that involves (a) estimating the future cash inflows and the outflows to be derived from continuing use of the asset and from its ultimate disposal and (b) applying the appropriate pre-tax discount rate to those future cash flows after considering and reflecting elements outlined in IAS 36.30.

The key assumptions used in the calculation of the recoverable amount include forecasting the next twelve months:

i)	Revenues; and
ii)	Normalized Operating Expenses;

VIU is determined with reference to risk adjusted cash flows and a discount rate of 35% based on individual characteristics of the Company’s CGU, the risk-free rate of return and other economic and operating factors.

The result is that the carrying amount of intangible assets relating to the E-Wave License exceeded their recoverable amount and as a result the Company recorded an impairment charge in the amount of $147,977.

21

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

8.	LEASE OBLIGATIONS

Lease Obligations	Total
Balance Jan 1, 2019	-
Addition in the year	407,776
interest expense	14,827
Translation adjustment	(4,000)
lease payments	(165,584)
Balance December 31, 2019	253,019
Addition in the period	37,456
interest expense	15,413
Translation adjustment	32,118
lease payments	(42,792)
Balance June 30, 2020	295,214

Lease obligations Maturity Schedule:

July 1, 2020-June 30, 2021	77,251
July 1, 2021-June 30, 2022	112,282
July 1, 2022-June 30, 2023	105,681
Total lease obligations	295,214

During the six month period ended June 30, 2020 and for the year ended December 31, 2019 the Company did not incur any expense related to short-term or low value leases exempt for IFRS 16 requirements.

9.	BANK LOAN

Tthe Company had a line of credit with the TD bank up to a maximum of $1,500,000 Canadian. The loan is secured by a floating charge on the receivables, inventory, trademarks and a universal lien on all the assets of Signifi Mobile Inc. to a maximum of $1,500,000. The Export Development Corporation of Canada guarantees 50% of this debt. As of June 30, 2020 the loan balance was $1,254,161.

The loan bears interest at the bank’s prime lending rate plus 1.25% and is repayable on demand.

10.	LONG TERM DEBT

On June 28, 2018 Signifi borrowed $250,000 from the Business Development Bank of Canada (“BDC”) for a term of four years, payable in monthly instalments of principal and interest. This loan bears interest at the bank’s base rate + 3.2%. The loan must be fully repaid by July 23, 2022. The loan is secured by the assets of Signifi and a guarantee by the Company and its Canadian subsidiaries.

	June 30, 2020	December 31, 2019
Balance, Beginning of Period	$196,000	$230,000
Loan proceeds from the BDC	-	-
Capital repayments in the period	(24,000)	(34,000)
	$172,000	$196,000
Less: current portion of long term debt	(68,000)	(58,000)
Long Term Debt, End of Period	$104,000	$138,000

22

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

11.	CONVERTIBLE DEBENTURES

	June 30, 2020	December 31, 2019
Balance, Beginning of Period	$6,636,307	$3,904,831
Interest and accretion expense	1,121,150	920,487
Interest paid or accrued	(547,823)	(483,000)
Rollover to the 10% convertible debenture	(250,000)	(2,978,263)
Issuance of the 10% convertible debenture	1,493,971	5,272,252
Repayment of 10.5% convertible debenture	(1,195,000)	-
Convert $75,000 debentures into share capital	(54,975)	-
	$7,203,630	$6,636,307
Due within one year	(1,493,971)	(1,364,055)
Balance, End of Year	$5,709,659	$5,272,252

(a)	On December 28, 2017 the Company issued 46,000 unsecured convertible debentures at a price of $1,000 per unit, convertible into 11.5 common shares of the Company at $87.00 (the “Conversion Price”) per common share.

Each Convertible Debenture unit bears an interest rate of 10.5% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture. From January 1, 2020 until its maturity on June 28, 2020 the Company paid $75,863 (year ended December 31, 2019-$483,000) in interest related to the convertible debentures, included within finance expense in profit and loss.

On December 22, 2019, a portion of the 10.5% debentureholders rolled over the net present value of their holdings totaling $2,978,263 with a maturity value of $3,155,000 into $3,319,000 of face value 12% convertibles debentures as more fully described below.

The exchange of debt instruments between the debenture holders and the Company satisfied the criteria under IFRS 9 as a substantial modification, and therefore was treated as an extinguishment of the previous debt and a recognition of a new financial liability. In connection, a loss of $176,737 was recorded within finance expense (income) in profit or loss, as the difference between the carrying amount of the financial liability extinguished and the consideration paid, which is comprised of the newly issued debentures.

The remaining portion of the 10.5% Convertible Debentures matured on June 28, 2020 (the “Maturity Date”) and was repaid at its face value of $1,445,000 except for $250,000 that was rolled over, for a net repayment of $1,195,000 as more fully described in 10(d).

(b)	On December 23, 2019 the Company issued 7,866,000 unsecured convertible debentures at a price of $1.00 per unit, convertible into 0.0153 common shares of the Company at $65.25 (the “Conversion Price”) per common share. The discounted liability for this convertible debenture at December 23, 2019 is $5,272,252. The amount allocated to contributed surplus is $578,903 and the balance of $2,014,845 is the transaction costs incurred.

Each Convertible Debenture unit bears an interest rate of 12% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture. From January 1, 2020 until June 30, 2020 the Company paid $471,960 (year ended December 31, 2019-$0) in interest related to the convertible debentures, included within finance expense in profit and loss.

23

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

11.	CONVERTIBLE DEBENTURES (cont’d)

The Convertible Debentures will mature on December 23, 2021 (the “Maturity Date”) and are convertible into common shares at the Conversion Price, at the option of the holder, at any time prior to the close of business on the earlier of: (i) the last business day immediately preceding the Maturity Date, and (ii) the date fixed for redemption in the event of a change of control. The Company has the right to repay the convertible debenture at 101% of face value anytime after December 23, 2020.

(c)	On June 23, 2020 The Company entered into a non-brokered private placement financing agreement with Accel Telecom Inc., a reporting insider. Accel Telecom will subscribe for 1,330 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of CDN$1,000 per Convertible Debenture for aggregate gross proceeds of approximately $1,330,000. Each Convertible Debenture will be convertible, at the option of the holder, into 23 common shares in the capital of the Company at a price of CDN$43.50 per Common Share, subject to adjustment in certain events and are redeemable at 101% of the face value at any time after the closing date. On the closing date, Accel will also receive 0.0069 non-transferrable common share purchase warrant (each, a “Warrant”) for each CDN$1.00 principal amount of the Convertible Debentures purchased. Each Warrant will entitle the holder to acquire one Common Share (each, a “Warrant Share”) at an exercise price of CDN$43.50 per Warrant Share for a period of twelve (12) months after the date of issue.

(d)	On June 28, 2020, one of the 10.5% convertible debentureholders, see 10 (a), elected to participate on the exact same terms and conditions in the 10% convertible debenture described in 10 (c) for their $250,000 face value that would otherwise have matured on June 28, 2020.

12.	SHARE CAPITAL

(a)	Authorized	Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

As at June 30, 2020, the Company had 864,927 common shares issued and outstanding.

(b)	Common share transactions

Transactions for the six months ended June 30, 2020 are as follows:

On June 22, 2020 Issued 1,149 shares as a result of a conversion of convertible debt at $65.25 per share for proceeds of $75,000;

Transactions for the year ended December 31, 2019 are as follows:

i)	Issued 5,668 common shares in connection with exercised of agents’ options for proceeds of $328,757.
ii)	Issued 80,8650 common shares in connection with exercise of warrants for proceeds of $5,862,745.
iii)	Issued 6,897 common shares in connection with purchase consideration for Signifi with the value of the shares as $460,000.
iv)	On August 29, 2019 the Company completed a non-brokered private placement of 51,724 units at a price of $58.00 per unit for gross proceeds of $3,000,000. Each unit consisted of one common share and one half share purchase warrant. Each warrant is exercisable at a price of $87.00 for a period of two years. In conjunction with the placement, the Company incurred share issuance costs of $243,379.
v)	On December 23, 2019, the Company issued 3,324 common shares as compensation to the agents’ in connection to the issuance of the convertible debentures (Note 11)

24

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

12.	SHARE CAPITAL (cont’d)

Transactions for the year ended December 31, 2018 are as follows:

vi)	Issued 2,733 common shares in connection with exercised of agents’ options for proceeds of $143,564.
vii)	Issued 6,897 common shares in connection with purchase consideration for Signifi with the value of the shares as $370,000.
viii)	Issued 4,476 common shares in connection with exercise of warrants for proceeds of $1,324,464.
ix)	Issued 8,966 common shares in connection with the exercise of options for proceeds of $410,000.
x)	Closed a private placement of 31,888 units at a price of $65.25 per unit for gross proceeds of $2,080,710. Each unit consisted of one common share and one share purchase warrant. Each warrant is exercisable at a price of $87.00 for a period of three years. In conjunction with the placement, the Company incurred finders’ fees and other cash share issuance costs of $375,423 and issued 1,572 agents’ options exercisable at a price of $0.60 per common share for a period of three years.

(c)	Stock options

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with TSX-V policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2018	65,448	$63.80
Granted	17,655	78.30
Expired	(517)	87.00
Outstanding options, December 31, 2019	82,586	$68.15
Granted	2,690	72.50
Exercised	-	-
Outstanding options, June 30, 2020	85,276	$68.15

25

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

12	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

At June 30, 2020 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
24-Jul-15	2,759	2,759	43.50	23-Jul-20	0.06
24-Jul-15	1,034	1,034	87.00	23-Jul-20	0.06
28-Jul-15	1,724	1,724	43.50	28-Jul-20	0.08
10-Aug-15	2,931	2,931	43.50	07-Aug-20	0.10
30-Sep-15	18,621	18,621	43.50	23-Jul-20	0.06
01-Jan-17	2,207	2,207	52.20	01-Jan-22	1.51
11-Jan-17	2,483	2,483	52.20	11-Jan-22	1.53
04-Apr-17	6,897	6,897	65.25	04-Apr-22	1.77
24-Jul-17	11,034	11,034	100.05	24-Jul-22	2.07
24-Dec-18	15,241	11,046	72.50	24-Dec-23	3.48
15-Jan-19	2,207	1,103	72.50	15-Jan-24	3.55
21-Mar-19	12,345	10,241	79.75	21-Mar-24	3.73
01-Dec-19	3,103	776	72.50	01-Dec-23	3.42
01-Jan-20	2,690	448	72.50	01-Jan-24	3.50
Total	85,276	73,304	68.15		1.76

During the period ended June 30, 2020 the Company recorded share-based payments expense of $212,606 ( for the six month’s ended June 30, 2019 $1,070,857) in relation to options vesting.

The following weighted average assumptions have been used for the Black-Scholes valuation for the stock options granted:

	2020	2019	2018
Stock price	$47.85	$72.50	$62.35
Risk-free interest rate	1.68%	1.5%	1.9%
Expected life	5	4.8	5
Annualized volatility	67%	143%	148%
Dividend rate	0.00%	0.00%	0.00%

26

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

12.	SHARE CAPITAL (cont’d)

(d)	Agents’ options

A summary of the Company’s agents’ options activity is as follows:

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2018	8,050	$65.25
Granted	5,025	60.90
Exercised	(5,668)	58.00
Expired	(810)	69.60
Outstanding agent options, December 31, 2019	6,597	$67.12
Granted	-	-
Exercised	-	-
Expired	-	-
Outstanding agent options, June 30, 2020	6,597	$67.12

At June 30, 2020 agents’ options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
December 24, 2018	1,572	1,572	87.00	December 24, 2021	1.48
December 23, 2019	5,025	5,025	60.90	December 23, 2021	1.48
Total	6,597	6,597	$67.12		1.48

(e)	Share purchase warrants

A summary of the Company’s warrant activity is as follows:

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2018	149,674	81.00
Granted	80,110	73.00
Exercised	(80,865)	73.00
Expired	(36,920)	97.00
Outstanding, December 31, 2019	111,999	75.78
Granted	10,897	43.50
Exercised	-	-
Expired	-	-
Outstanding, June 30, 2020	122,896	$76.35

27

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

12.	SHARE CAPITAL (cont’d)

At June 30, 2020, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
24-Dec-18	31,888	$87.00	24-Dec-21
29-Aug-19	25,863	$87.00	29-Aug-21
23-Dec-19	54,248	$65.00	23-Dec-22
23-Jun-20	10,897	43.50	23-Jun-21

13.	COST OF SALES

	For the three months ending		For the six months ending
(in thousands)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Materials and merchandise	$1,282	$1,850	$2,088	$2,786
Royalties	128	100	190	186
Other expenses	399	389	540	454
Change in inventory	169	(867)	1,231	233
Total	$1,978	$1,472	$4,049	$3,659

14.	SELLING AND MARKETING EXPENSES

	For the three months ending		For the six months ending
(in thousands)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Salaries and related expenses	$618	$433	$1,256	$859
Advertising and marketing	352	875	658	1,623
Travel and conferences	74	121	196	224
Total	$1,044	$1,429	$2,110	$2,706

28

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

15.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ending		For the six months ending
(in thousands)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Salaries and related expenses	$47	$71	$129	$150
Professional services	166	37	248	75
Consulting and director fees	163	193	363	366
Management fees	76	104	121	150
Travel	15	15	37	60
Office and general	120	34	176	86
Regulatory and filing fees	40	3	69	16
Shareholder relations	55	59	84	15
Total	$682	$515	$1,225	$1,017

16.	INCOME TAXES

The reconciliation of income taxes at statutory rates is as follows:

	June 30, 2020	December 31, 2019

Net loss before taxes	$2,438,814	$10,160,351

Expected income tax (recovery)	(658,480)	(2,743,000)
Impact of difference in statutory tax rates on earnings of subsidiaries	22,000	89,000
Impact of future income tax rates applied versus current statutory rate and changes in future tax rate from prior year	-	-
Permanent differences	104,000	410,000
Unrecognized (recognized) benefit of operating loss carry-forwards	487,782	2,156,000
Impact of convertible debenture	-	142,000
Share issue costs and transaction costs	-	(66,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	44,698	12,000
Total income tax expense (recovery)	$-	$-

Current income tax	$-	$-
Deferred tax recovery	$-	$-

29

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

16.	INCOME TAXES (cont’d)

The significant components of the Company’s deductible temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2020	Expiry Date Range	2019	Expiry Date Range
Temporary Differences
Property, plant, and equipment and intangibles	3,129,000	No expiry date	2,002,000	No expiry date
Share issue costs and transaction costs for convertible note	-	No expiry date	1,787,000	No expiry date
Allowable capital losses	50,000	No expiry date	50,000	No expiry date
Non-capital losses available for future period	29,334,000	See below	26,895,000	See below

The Company has approximately $29,334,000 (2019 - $26,895,000) of operating tax loss carry-forwards. Of these, $14.2 million arise from Israel (2019 - $13.7 million) which do not expire, and the remaining balance arise from Canada which expire through to 2039.

17.	CAPITAL MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

As at June 30, 2020, the Company is only subject to externally imposed capital requirements arising from the quarterly payments of interest on the debenture as described in Note 10, and the monthly principal and interest payments from the BDC loan described in Note 9. SMI is also subject to a debt covenant in relation to the factoring agreement described in Note 4. At no time during the year was the Company in breach of the covenant.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

30

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

18.	FINANCIAL INSTRUMENTS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

Financial instruments measured at fair value are classified into three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

The fair values of the Company’s cash, trade and other receivables, due to/from related party, accounts payable and accrued liabilities, long term debt, and convertible debentures approximate carrying value, which is the amount recorded on the consolidated interim statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high credit worthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 15% of the Company’s revenue for the year ended December 31, 2019 (2018 -29%) is attributable to sales transactions with a single customer.

31

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

18.	FINANCIAL INSTRUMENTS (cont’d)

Credit risk (cont’d)

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represent the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Customers that fail to meet the Company’s benchmark creditworthiness may transact with the Company only on a prepayment basis.

More than 80% of the Company’s customers have been active with the Company for over four years, and no impairment loss has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity and existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company, and future sales are made on a prepayment basis.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	June 30, 2020	December 31, 2019
Israel	$831	$754
Europe	27	39
Australia	203	-
North America	3,189	1,151
Total	$4,250	$1,944

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

32

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

18.	FINANCIAL INSTRUMENTS (cont’d)

Liquidity risk (cont’d)

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company has a factoring agreement with external funding (Note 4).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of Siyata Israel is the US dollar (“USD”). Revenues are predominantly incurred in the US dollar with expenses in the Israeli New Sheqel (“NIS”). As at June 30, 2020 the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(in CAD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:

Current assets
Cash	122	398	129	649
Trade and other receivables	2,826	989	435	4,250
Due from director	292	-	-	292
Current liabilities
Bank loan	(1,174)	-	(80)	(1,254)
Accounts payable and accrued liabilities	(1,441)	(743)	(953)	(3,137)
Due to related party	-	(126)		(126)
Convertible debentures			(7,204)	(7,204)
Long term debt	-	-	(172)	(172)
Total	625	518	(7,845)	(6,702)

33

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

18.	FINANCIAL INSTRUMENTS (cont’d)

Market risk (cont’d)

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitively to interest rates is limited to the BDC loan, and is therefore currently immaterial as the rest of the Company’s debt bears interest at fixed rates.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

19.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the six months ended June 30, 2020 and 2019 are as follows:

	2020	2019

Payments to key management personnel:
Salaries, consulting and directors’ fees	$546,088	$494,178
Share-based payments	113,604	657,756
Total	$659,692	$1,095,457

Other related party transactions are as follows:

		(in thousands)
Type of Service	Nature of Relationship	2020	2019
Sales	Accel Solutions (common directors)	$307	$-
Selling and marketing expenses	VP Technology	79	79
General and administrative expense	Accel Telecom (common directors)	170	168
General and administrative expense	Companies controlled by the CEO, and Directors	267	331

34

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

19.	RELATED PARTY TRANSACTIONS (cont’d)

Loan to Director

On April 1, 2019 the Company loaned to a Director $200,000 USD. This loan is for a term of 5 years with interest charged at rate of 7% per annum payable quarterly. As of January 1,2020, the interest rate on the loan has been increased to 12% per annum. There are no capital repayment requirements until the end of the term when a balloon payment of the principal balance is required.

Balances and transactions with Accel Telecom Ltd.

The Company had a management agreement with a related company, Accel Telecom Ltd. (“Accel”). As part of the agreement, the Company paid Accel $US 11,000 per month for management services (including services related to finance, general operations, insurance, administration, and other). For the six months ended 2020, the management fee was $89,462 CDN (year ended December 31, 2019 totalled $170,000 CDN).

Included in due to related party as at June 30, 2020 is a balance payable to Accel of $125,507 (December 31, 2019 - balance payable to Accel of $100,079). The balance is non-interest bearing.

Accel Telecom Ltd. acquired $1,330,000 of face value of 9,172 convertible debentures on June 23, 2020 bear interest at the rate of 10% per annum payable quarterly, that mature on June 23, 2021. Included with these debentures were 9,172 share purchase warrants with a strike price of $43.50 per common share that expire on June 23, 2021.

20.	SEGMENTED INFORMATION

The Company is domiciled in Canada and it operates and produces its income primarily in Israel, Europe and North America.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers and is as follows:

External Revenues (in thousands)	June 30, 2020	June 30, 2019
EMEA	$1,695	$3,551
USA	2,513	549
Canada	1,497	936
Australia and New Zealand	311	4
Total	$6,016	$5,040

21.	MAJOR CUSTOMERS

Revenues from two customers of the Company for the six months ended June 30, 2020 represent approximately $1,830,000 or 30% of the Company’s total revenues (year ended December 31, 2019 is four customers representing $6,380,000 or 49% of total revenues).

35

Siyata Mobile Inc.

Notes to the Consolidated Interim Financial Statements

(Unaudited-Prepared by Management)

(Expressed in Canadian dollars)

As at and for the three and six months ended June 30, 2020 and 2019

22.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

During the six months ended June 30, 2020, the Company paid $547,823 (June 30, 2019 - $241,500) in interest and $Nil (June 30, 2019 - $Nil) in income taxes.

During the six months ended June 30, 2020 the Company incurred the following non-cash investing or financing activities:

a)	Reclassified $75,000 from convertible debenture to share capital as the result of a conversion of $75,000 of debentures inti 1,149 shares during the period.

b)	Recognized $573,327 of accretion of the convertible debentures, classified $68,000 of long-term debt and $1,493,971 of convertible debentures both as current liabilities..

23.	SUBSEQUENT EVENTS

(a)	On September 30, 2020 Siyata completed an initial public offering of 2,100,000 Units at $6.00 USD per unit for gross proceeds of $12,600,00 USD. Each Unit consisting of one Common Share and one warrant to purchase one Common Share. Each warrant will have an exercise price of $6.85 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The Common Shares and the Warrants comprising the Units are immediately separable upon issuance and will be issued separately in this offering.

(b)	Siyata consolidated the common shares of the Company (each, a “Share”) on the basis of 145 pre-consolidation Shares for one (1) post-consolidation Share (the “Consolidation”). The Consolidation became effective at the close of market on September 24, 2020 and the post-consolidated Shares commenced trading at the open of the market on Friday September 25th. The new CUSIP number is 83013Q509;

(c)	Siyata began trading on the NASDAQ stock exchange as of September 25, 2020 under the symbol SYTA;

(d)	Siyata delisted from the OTCQX market as of the end of trading on September 24, 2020;

(e)	On August 4, 2020, Siyata completed a two part non-brokered private placement raising aggregate gross proceeds of $2,150,000 CAD through the issuance of 148,276 units at a price of $14.50 CAD per unit. Each Unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole Warrant is exercisable at a price of $26.10 CAD for a period of two years. The Company paid a cash commission of $24,681.60 CAD and issued 1,702 broker warrants on the same terms as the Warrants.

36